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                             May 25, 2023

       David Thompson
       Chief Financial Officer
       CIM Opportunity Zone Fund, L.P.
       4700 Wilshire Boulevard
       Los Angeles, CA 90010

                                                        Re: CIM Opportunity
Zone Fund, L.P.
                                                            Form 10
                                                            Filed April 28,
2023
                                                            File No. 000-56544

       Dear David Thompson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed on April 28, 2023

       Business, page 5

   1. We note your disclosure that the fund invests indirectly in properties through its investments in
membership interests of the property-owning entity. Please describe the real estate assets and
the property-owning entities in greater detail. Also explain how you hold membership
interests and the material terms of such investments.
   2. Under Opportunity Zone Tax Benefits, please clarify the consequences of the deferral ending on December 31,
2026. Also provide an illustrative example of the cash investors may need to pay taxes
on capital gain realized on their original investment in the partnership.
 David Thompson
FirstName  LastNameDavid Thompson
CIM Opportunity  Zone Fund, L.P.
Comapany
May        NameCIM Opportunity Zone Fund, L.P.
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
Risk Factors, page 13

3. Please expand your disclosures to explicitly state whether you have elected to opt in to the extended transition period for emerging growth companies under the JOBS Act for complying with new or revised accounting standards. If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page
47

4. We note your disclosure that the increase in management fees of $17,396,799 was primarily due to the increased NAV. Please explain why NAV increased.
5. Under incentive fees, please describe the performance objectives that were met pursuant to the partnership agreement and explain the reasons for the allocations made by the general partner.
6. Under net change in unrealized gain on investments, please explain the reasons for the growth in the value of your real estate properties.
Item 2 - Financial Information
Critical Accounting Policies
Investment Valuation, page 50

7. We note that in general, multiple valuation techniques are taken into consideration when measuring fair value, however, in certain circumstances, a single valuation may be appropriate. Please tell us and expand your disclosures to discuss the facts and circumstances where a single valuation is appropriate. In addition, for situations where multiple valuation techniques are utilized, please tell us and expand your disclosures to discuss the weight placed on each technique and the factors considered in determining the weight placed on each technique.
8. Your disclosures indicate that on a quarterly basis, you evaluate fair value estimates and judgments. Please tell us and expand your disclosures to elaborate upon the procedures you employ to validate techniques or models you utilize. In addition, we note that you engage a third-party valuation firm for all investments on a quarterly basis. Please expand your disclosures to discuss the role third-party valuation appraisals play in your fair value determination and the procedures in place to resolve any material differences that may arise between your fair value determination and the appraisals received from third parties.
Certain Relationships and Related Transactions, page 53

9. Please quantify the factors and disclose the formulas and assumptions used to calculate incentive allocation and management fees. Clarify who is responsible for the servicing
 David Thompson
FirstName  LastNameDavid Thompson
CIM Opportunity  Zone Fund, L.P.
Comapany
May        NameCIM Opportunity Zone Fund, L.P.
     25, 2023
May 25,
Page 3 2023 Page 3
FirstName LastName
         fees, partnership expenses, management fee offset and quantify any material amounts paid.
10. Under Allocation of Opportunities; Co-Investments; Separate Accounts; Review Agent,
         please describe the partnership's policies and procedures for the review, approval or ratification of any conflict of interest transactions.
Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 66

11. Please disclose recent unit prices and explain how you calculate NAV, including the methodology, estimates and/or assumptions underlying this calculation. For each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, disclose the fund's returns. Also quantify the approximate number of holders of your units as of the latest practicable date.
Description of Registrant's Securities to be Registered, page 67

12. Please disclose whether the partnership has historically made distributions of cash and describe the general partner's distribution policy. We note on page F-14 that distributions were made to affiliated partners in 2022.
13. Please disclose the material terms of the partnership agreement and include cross references to your more detailed disclosure, such as related party fees and expenses beginning on page 53.
CIM Opportunity Zone Fund, L.P. Schedule of Investments, page F-6

14.      It appears that you have significant investments related to your Solar
- Lenmoore, CA real
         estate investments. Please tell us your consideration in providing summarized financial information related to such investments.
1. Organization , page F-8

15. We note your disclosure that CIM Opportunity Zone Fund GP, LLC is considered the
         General Partner ("GP") of CIM Opportunity Zone Fund, L.P. Please tell us your consideration of Rule 8-07 of Regulation S-X and the need to provide separate audited financial statements of the GP.
2. Summary of Significant Accounting Policies
Basis of Presentation, page F-9

16. We note your disclosure that you qualify as an investment company as defined in ASC
         946. Please tell us how you meet the assessment described in paragraphs 946-10-15-
         4 through 15-9. In your response, please specifically address paragraph 6 of ASC 946-10-
         15. Your response should provide more detail about the nature of your substantive activities. In this regard, your response should address, but not be limited to, who
 David Thompson
CIM Opportunity Zone Fund, L.P.
May 25, 2023
Page 4
      develops the properties, who manages the properties, and who can appoint the developers and/or managers, if applicable.
3. Fair Value Measurements, page F-10

17. Please revise to provide a narrative description of the uncertainty of the fair value measurement from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date for recurring fair value measurements categorized within Level 3. Refer to ASC 820-10-50-2(g).
General

18. Please note that the Division of Investment Management is reviewing your filing and may have further comments.
        We remind you that the partnership and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Thompson
                                                           Division of
Corporation Finance
Comapany NameCIM Opportunity Zone Fund, L.P.
                                                           Office of Real
Estate & Construction
May 25, 2023 Page 4
cc:       Raphael M. Russo, Esq.
FirstName LastName